Filed by Pinnacor Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                                                Subject Company: Pinnacor Inc.
                                                  Commission File No.: 0-30309

On July 29, 2003, Pinnacor Inc. issued a press release announcing financial results for the second quarter of 2003, entitled "Pinnacor Inc. Reports Positive GAAP Net Income; Fifth Consecutive Quarter of Growing EBITDA." The text of the press release follows.



PINNACOR INC.
CONTACTS:

Investors:                                         Media:
Rowan Hajaj                                        Therese Bruno
212.691.7900                                       212.691.7900
rhajaj@pinnacor.com                                tbruno@pinnacor.com



FOR IMMEDIATE RELEASE




                Pinnacor Inc. Reports Positive GAAP Net Income
                  Fifth Consecutive Quarter of Growing EBITDA


New York, N.Y., July 29, 2003 - Pinnacor Inc. (Nasdaq: PCOR), a provider of business and financial information and analytical applications, today announced financial results for the second quarter ending June 30, 2003.

Financial Highlights for the Second Quarter 2003:

|X|      Revenues of $8.4 million
|X|      GAAP net income of $142,000 and break-even basic EPS
|X| Basic EPS, excluding amortization of identifiable intangible assets and stock-based compensation, of $0.01
|X|      Adjusted EBITDA (A) of $704,000
|X|      Cash flow provided by operating activities of $440,000
|X| Cash, cash equivalents and marketable securities of $47.9 million or approximately $1.18 per share at quarter end

"Pinnacor continues to demonstrate solid financial performance and operating momentum," said Kirk Loevner, chairman and CEO, Pinnacor. "Our customers value the breadth and depth of solutions we provide, resulting in over half of our new business in the second quarter coming from existing customers. We are proving to be a trusted and enduring partner for our customers' Web strategies."

Acquisition by MarketWatch.com, Inc.
On July 23, 2003, Pinnacor and MarketWatch.com, Inc. announced a definitive agreement under which MarketWatch.com will acquire the fully diluted stock of Pinnacor for approximately $103 million in stock and cash. The transaction is expected to close in the fourth quarter of this year and is subject to the approval of regulators and shareholders.

Commenting on the proposed acquisition, Loevner said, "By coming together now, we are creating a market-leading provider of online business news, information and applications to the financial services industry. Our customer solutions are highly complementary, combining MarketWatch's powerful brand, premium news operation and leading online properties with Pinnacor's sophisticated financial tools and our extensive experience in customization and integration. Together, Pinnacor and MarketWatch.com will have greater resources to compete in the growing market for online information and applications."

High-quality Customer Wins
In the second quarter, Pinnacor signed 61 new contracts for a total new contract value of $3.3 million or $2.2 million on an annualized basis. In addition, the company renewed $3.7 million of annual contract value, resulting in a total $5.9 million of new annual contract value. The company ended the quarter with approximately 525 customers and an average contract value per customer of approximately $110,000. Examples of new customers added in the second quarter of 2003 are Forbes.com., Metropolitan Life Insurance Company and Pioneer Investment Management. Customers that extended their relationships with Pinnacor in the second quarter include Charles Schwab & Co, Cox Communications and Morgan Stanley.

Continued Improvement in Operating Performance
Revenues were $8.4 million in the second quarter of 2003, up from $8.3 million in the first quarter 2003 and down from $8.9 million in the comparable period of the prior year.

Gross profit was $5.5 million or 65% of sales, compared with 68% of sales a year ago. Total operating expenses, excluding cost of sales, depreciation, amortization and stock-based compensation, were $4.8 million, a 20-percent reduction from the $6.0 million in the comparable period of 2002.

Adjusted EBITDA(A) was $704,000 in the second quarter, a significant improvement from the $23,000 reported in the same period a year ago.

Net income for the second quarter, excluding amortization of identifiable intangible assets, stock-based compensation and restructuring and asset abandonment charges, was $250,000, or $0.01 per share, based on 40.5 million basic weighted average shares outstanding. This compares to a loss of $683,000 or $(0.02) per basic share, in the second quarter of 2002. GAAP net income for the second quarter was $142,000, or $0.00 per basic share, versus a loss of $5.5 million, or $0.13 per basic share, in the second quarter of 2002.

Pinnacor generated $440,000 from operating activities during the second quarter. Total cash utilization for the second quarter was $649,000. At the end of the second quarter, Pinnacor had approximately $47.9 million, or $1.18 per share, in cash, cash equivalents and marketable securities.

"The Company continues to grow profitability and move towards free cash-flow generation," said David Obstler, CFO and EVP, corporate development and strategy. "Our second quarter results demonstrate the stability of the core subscription business and our ability to continue to drive efficiencies in our operating structure."

Guidance for the Remainder of 2003
Following the announcement of the proposed merger with MarketWatch.com, Inc., the Company will not provide detailed forward-looking guidance. Pinnacor noted that for the full year 2003, on a stand-alone basis, adjusted EBITDA(A) is expected to be in the range of $2.0 million to $3.0 million. Basic EPS is expected to be in the range of $0.02 to $0.04, excluding amortization of identifiable intangible assets and stock-based compensation. These projections do not include potential expenses associated with the planned merger with MarketWatch.com, Inc.

Earnings Conference Call Information
Pinnacor will host a conference call today at 4:30 p.m. EST. To participate, please dial 1-877-261-8990. International participants should dial 1-847-619-6441.

To listen to the live Webcast, please connect to www.pinnacor.com. Select "About Pinnacor" at the top of the page, then select "Investor Relations". The Webcast link will be displayed prominently at the top of the Investor Relations page. The call will be accessible using Windows Media Player; participants intending to access the Webcast should have this application installed prior to connecting to the call.

A replay of the call will be available for a week, until Tuesday, August 5, 2003. To access the replay, please dial 1-888-843-8996 (Passcode # 7441431). International participants can replay the call by dialing 1-630-652-3044 (Passcode # 7441431).

About Pinnacor
Pinnacor Inc. (Nasdaq: PCOR) is a provider of information and analytical applications to financial services companies and global corporations. The company delivers customized information, applications and tools that help businesses reduce costs through outsourcing and drive new revenue streams. Pinnacor's solutions encompass market data and investment analysis tools for financial services firms; critical business information for the enterprise; and personalized portal applications and messaging services for wireless carriers and ISPs. The company counts Barclays Global Investors, U.S. Bancorp Piper Jaffray, Tribune Media Services, Virgin Mobile and Verizon Wireless among its clients. Headquartered in New York City, the company also has offices in San Francisco, Calif.; Coralville, Iowa; and Jerusalem, Israel. www.pinnacor.com.

Additional Information About the Merger and Where to Find It
MarketWatch.com intends to file a registration statement with the Securities and Exchange Commission on Form S-4 in connection with the proposed acquisition (the "Merger") of Pinnacor by MarketWatch.com. MarketWatch.com and Pinnacor also intend to file with the SEC, and mail to their respective stockholders, a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Investors and security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the proposed Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. Both of MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available.

                                     # # #

Pinnacor and the Pinnacor logo are trademarks of Pinnacor Inc. All other trademarks are property of their respective owners.

The release contains information about future expectations and plans of Pinnacor's management and prospects of Pinnacor's business that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These include statements relating to the expected timetable for completing the proposed MarketWatch.com/Pinnacor transaction, the benefits and synergies of that transaction, future opportunities for the combined company and any other statements about future expectations, benefits, goals, plans or prospects. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including, but not limited to, the timely development and market acceptance of new and updated products, our ability to expand our infrastructure (including personnel and computer systems), the effect of competition, the ability of Pinnacor and MarketWatch.com to consummate the proposed transaction, the ability of Pinnacor and MarketWatch.com to successfully integrate our operations and employees, the ability to realize anticipated synergies and cost savings, and the other factors described in our Form 10-K for the year ended December 31, 2002, and Form 10-Q for the quarter ended March 31, 2003. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Readers are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission. Pinnacor undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.


PINNACOR INC.
CONSOLIDATED STATEMENTS OF OPERATIONS-UNAUDITED
For the Three and Six Months Ended June 30, 2003 and 2002

                                                                                  Three Months Ended        Six Months Ended
                                                                                  ------------------        ----------------
                                                                                 June 30,   June 30,      June 30,    June 30,
                                                                                   2003      2002          2003        2002
                                                                                 --------   --------      -------     -------
                                                                                   (in thousands)            (in thousands)

REVENUES

Net revenue                                                                       $  8,440    $  8,902    $ 16,782    $ 18,313

OPERATING EXPENSES
Cost of services                                                                     2,930       2,851       5,888       5,839
Research and development                                                             1,792       1,849       3,575       3,977
Sales and marketing                                                                  1,623       2,413       3,181       5,529
General and administrative                                                           1,391       1,766       2,999       3,886
Depreciation and amortization (1)                                                      808       1,091       1,686       2,328
Stock-based compensation (2)                                                           (11)        181          33        (390)
Restructuring and asset abandonment charge (3)                                        --         4,645        --         4,645
                                                                                  ----------   --------    --------    --------
Total operating expenses                                                             8,533      14,796      17,362      25,814
                                                                                  ----------   --------    --------    --------
OPERATING LOSS                                                                         (93)     (5,894)       (580)     (7,501)
                                                                                  ----------   --------    --------    --------

OTHER INCOME (EXPENSE):
Interest income                                                                        276         468         663       1,171
Interest expense                                                                       (41)        (83)       (101)       (183)
                                                                                  ----------   --------    --------    --------
Total other income, net                                                                235         385         562         988
                                                                                  ----------   --------    --------    --------
NET INCOME (LOSS)                                                                      142      (5,509)        (18)     (6,513)

Basic net income (loss) per common share applicable
to common stockholders                                                            $   0.00    $  (0.13)   $   0.00    $  (0.15)
Diluted net income (loss) per common share applicable
to common stockholders                                                            $   0.00    $  (0.13)   $   0.00    $  (0.15)

Basic weighted-average number of shares of common stock outstanding                 40,470      42,454      40,503      42,415
Effect of dilutive stock options and restricted stock                                  881        --          --          --
                                                                                  ----------   --------    --------    --------
Diluted weighted-average number of shares of common stock outstanding               41,351      42,454      40,503      42,415

Basic net income (loss) applicable to common stockholders, excluding
(1) amortization of identifiable intangible assets of approximately
  $119,000, $0, $238,000 and $0 for the three and six months ended June 30,
  2003 and 2002, respectively, included in Depreciation and amortization
  (2) stock-based compensation and (3) restructuring
  and asset abandonment charge                                                    $    250    $   (683)   $    253    $ (2,258)

Basic net income (loss) per common share applicable to common stockholders excluding
(1) amortization of identifiable intangible assets of
    approximately $119,000, $0, $238,000 and $0
    for the three and six months ended June 30, 2003 and 2002, respectively, included in Depreciation and amortization
    (2) stock-based compensation and (3) restructuring
    and asset abandonment charge                                                  $   0.01    $  (0.02)   $   0.01    $  (0.05)

EBITDA, as adjusted (A),  calculated as follows:
Operating loss excluding:
(1) Depreciation and amortization
(2) Stock-based compensation
(3) Restructuring and asset abandonment charge                                    $    704    $     23    $  1,139    $   (918)


   (A) EBITDA, as adjusted, is defined by the Company as earnings before interest, income taxes, depreciation, amortization, stock-based compensation and restructuring and asset abandonment charges. EBITDA, as adjusted, should be considered in addition to, not as a substitute for or superior to, income from operations, net income, net income per share, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. We believe that EBITDA, as adjusted, provides useful information regarding the ongoing operations of the Company, as it excludes the effects of interest, income taxes, depreciation, amortization, stock-based compensation and restructuring and asset abandonment charges which are costs not directly attributable to the underlying performance of the business.



PINNACOR INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)
                                                                               June 30, 2003        December 31, 2002
                                                                               -------------        -----------------
ASSETS                                                                          (Unaudited)
Current Assets:

Cash and cash equivalents                                                      $  22,151              $  15,098
Marketable securities                                                             25,784                 35,611
Accounts receivable, net                                                           4,135                  5,254
Prepaid expenses                                                                   1,493                  1,143
                                                                               ---------              ---------
Total current assets                                                              53,563                 57,106

Property and equipment, net of
accumulated depreciation and amortization                                          4,775                  5,792
Other intangible assets, net of accumulated amortization                           2,065                  2,302
Goodwill                                                                          34,888                 34,875
Other assets                                                                         657                    793
                                                                               ---------              ---------
Total Assets                                                                   $  95,948              $ 100,868
                                                                               =========              =========


LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses                                          $   3,688              $   4,611
Current portion of capital lease obligations                                       1,100                  1,576
Deferred revenue                                                                   5,655                  8,334
Accrued restructuring expenses                                                       617                    765
                                                                               ---------              ---------
Total current liabilities                                                         11,060                 15,286

Noncurrent Liabilities:
Capital lease obligations, less current portion                                      654                  1,181
                                                                               ---------              ---------
Total liabilities                                                                 11,714                 16,467
                                                                               ---------              ---------

STOCKHOLDERS' EQUITY
Common Stock, .01 par value, 100,000,000                                             452                    448
 shares authorized and 45,215,265, and 44,848,386
 issued and 40,790,486,  and 40,539,207 outstanding
 at June 30, 2003 and December 31, 2002, respectively
Additional paid-in capital                                                       225,477                225,122
Treasury stock, 4,424,779 and 4,309,179 shares at
 June 30, 2003 and December 31, 2002 respectively                                 (4,301)                (4,147)
Warrants                                                                           1,708                  1,708
Deferred compensation                                                               (351)                  (118)
Accumulated other comprehensive income                                               230                    351
Accumulated deficit                                                             (138,981)              (138,963)
                                                                               ---------              ---------
Total stockholders' equity                                                        84,234                 84,401
                                                                               ---------              ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $  95,948              $ 100,868
                                                                               =========              =========
